                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.          )*
                                          ---------

                                drkoop.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    262098106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                                  (Page 1of 18)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     2      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMMONWEALTH ASSOCIATES, L.P. (13-3467952)

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           WC

--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              3,416,957
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                3,416,957

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,957
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     3      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMMONWEALTH ASSOCIATES MANAGEMENT CORP. (13-3468747)

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              3,416,957
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                3,416,957

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,957
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     4      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMVEST VENTURE PARTNERS LP (13-4124841)

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           WC

--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              19,071,429
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                19,071,429

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,071,429
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.4%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     5      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMVEST MANAGEMENT LLC (06-1588640)

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           AF

--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              19,071,429
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                19,071,429

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,071,429
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.4%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     6      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MICHAEL S. FALK

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  2,132,650
                         -------------------------------------------------------
     BENEFICIALLY
                           8    SHARED VOTING POWER
     OWNED BY EACH
                                22,488,386
       REPORTING         -------------------------------------------------------

      PERSON WITH          9    SOLE DISPOSITIVE POWER

                                2,132,650
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                22,488,386

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,621,036
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.4%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     7      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ROBERT PRIDDY

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              5,714,286
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                5,714,286

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,714,286
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.1%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D
---------------------                       ------------------------------------
CUSIP NO.   262098106                       PAGE     8      OF     18      PAGES
                                                 ----------    -----------
---------------------                       ------------------------------------
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RMC CAPITAL, LLC (58-2391586)

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(c)                                                [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           GEORGIA
--------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES           -------------------------------------------------------

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              5,714,286
                         -------------------------------------------------------
       REPORTING
                           9    SOLE DISPOSITIVE POWER
      PERSON WITH
                         -------------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                5,714,286

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,714,286
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.1%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                              Page 9 of 18 pages

Item 1.           Security and Issuer.

         This statement relates to the common stock, par value $.001 per share ("Common Stock") of drkoop.com, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 7000 North Mopac, Suite 400, Austin, Texas 78731.

Item 2.           Identity and Background.

         This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Venture Partners LP, ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, ComVest, ComVest Management, RMC, Falk and Priddy are the "Reporting Persons."

         Priddy, Keith Rosenbloom and Basil Ascuitto are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. ComVest Management is the general partner of ComVest. The managers of ComVest Management are Priddy, Falk and Keith Rosenbloom, and ComVest Management is wholly-owned by CAMC. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

         All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                                             Page 10 of 18 pages


Item 3.           Source and Amount of Funds or Other Consideration.

         On June 23, 2000, ComVest and Commonwealth entered into a Bridge Loan Agreement with the Issuer pursuant to which ComVest and Commonwealth loaned the Issuer $1,200,000 and $300,000 respectively. In connection with this financing, the Issuer granted ComVest and Commonwealth five-year warrants to purchase 6,857,143 and 1,714,286 shares of Common Stock, respectively, at a price of $0.35 per share (the "Bridge Warrants"). Commonwealth subsequently transferred its interest in the loans it made under the Bridge Loan Agreement, together with its Bridge Warrants, to ComVest as a capital contribution.

         On July 19, 2000, ComVest entered into a $3,000,000 Line of Credit Agreement, and on August 14, 2000 loaned the Issuer $400,000 under such agreement. In connection with entering into the Line of Credit Agreement, the Issuer granted ComVest five-year warrants to purchase 5,357,143 shares of Common Stock at a price of $ 0.35 per share (the "Line of Credit Warrants"), and upon the $400,000 advance, the Issuer granted ComVest Line of Credit Warrants to purchase an additional 857,143 shares of Common Stock.

         On August 22, 2000 (with a subsequent smaller closing on August 29,
2000), the Issuer sold units at a price of $100,000 per unit, each unit consisting of 10,000 shares of Series D 8% Convertible Preferred Stock ("Preferred Stock") in a private placement (the "Placement"). Each share of Preferred Stock is convertible into approximately 28.57 shares of Common Stock at the holder's option (subject to certain limitations) and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Placement Agency Agreement dated June 23, 2000, as amended (the "Agency Agreement").

         As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued five-year warrants to purchase Common Stock at a price of $0.35 per share (the "Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom, Asciutto and Wynne. Commonwealth disclaims beneficial ownership of the Agents Warrants it distributed to other persons, including the Reporting Persons.

         ComVest, Falk, Wynne and RMC were investors in the Placement. ComVest invested $1,500,000 in the Placement for which it received 150,000 shares of Preferred Stock, Falk invested $250,000 in the Placement for which he received 25,000 shares of Preferred Stock, Wynne invested $5,000 in the Placement for which he received 500 shares of Preferred Stock, and RMC invested $2,000,000 in the Placement for which it received 200,000 shares of Preferred Stock. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchases by Falk and Wynne were their respective personal funds.

         Upon the closing of the Placement, the Issuer entered into employment agreements with certain officers of Prime Ventures, LLC ("Prime Ventures"). In connection therewith, for no cash consideration, the Issuer issued to Prime Ventures and its members five-year warrants to

                                                             Page 11 of 18 pages

purchase shares of Common Stock at a price of $0.35 per share (the "Prime Ventures Warrants"). Mr. Falk, as a member of Prime Ventures, is the beneficial owner of certain of the Prime Ventures Warrants.

Item 4.           Purpose of Transaction.

         The Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Preferred Stock, Bridge Warrants, Line of Credit Warrants, and Prime Ventures Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

         Pursuant to the Agency Agreement, the Issuer agreed that upon the initial closing of the Placement, its board of directors would consist of seven directors, which would include two directors designated by Commonwealth and two directors designated by the investors in the Placement as a class, which class includes Falk and RMC. Under the Agency Agreement, the Issuer is required to maintain such composition in its board of directors as long as at least 400,000 shares of Preferred Stock are outstanding. To enforce these provisions of the Agency Agreement, the directors and officers of the Issuer have granted Commonwealth a proxy to vote their shares of Common Stock for the election of the directors designated by Commonwealth and the investors in the Placement.

         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.           Interest in Securities of the Issuer.

         (a) Commonwealth may be deemed to be the beneficial owner of an aggregate of 3,416,957 shares of Common Stock, representing approximately 8.9% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the exercise of the Agents Warrants owned by Commonwealth.

         CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 3,416,957 shares of Common Stock, representing approximately 8.9% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

         ComVest may be deemed to be the beneficial owner of an aggregate of 19,071,429 shares of Common Stock, representing approximately 35.4% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 8,571,429 shares of Common Stock upon exercise of the Bridge Warrants, (ii) 6,214,286 shares of Common Stock

                                                             Page 12 of 18 pages

upon exercise of the Line of Credit Warrants, and (iii) 4,285,714 shares of Common Stock upon conversion of Preferred Stock.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 19,071,429 shares of Common Stock, representing approximately 35.4% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

         Mr. Falk may be deemed to be the beneficial owner of an aggregate of 24,621,036 shares of Common Stock, representing approximately 41.4% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 3,416,957 and 19,071,429 shares beneficially owned respectively by Commonwealth and ComVest, which Mr. Falk may be deemed to beneficially own, Falk may be deemed to beneficially own an additional 2,132,650 shares of Common Stock, representing the right to acquire (i) 714,286 shares of Common Stock issuable upon the conversion of Preferred Stock, (ii) 1,346,935 shares of Common Stock issuable upon exercise of Agents Warrants (distributed to him by Commonwealth), and (iii) 71,427 shares of Common Stock issuable upon exercise of the Prime Ventures Warrants. In his capacity as Chairman and controlling equity owner of CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

         RMC may be deemed to be the beneficial owner of 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion of Preferred Stock.

         Priddy as a manager and principal member of RMC, may be deemed to be the beneficial owner of 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by RMC.

         Keith Rosenbloom may be deemed to be the beneficial owner of 159,792 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon exercise of the Agents Warrants, (distributed to him by Commonwealth).

         Basil Ascuitto may be deemed to be the beneficial owner of 23,711 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon exercise of the Agents Warrants, (distributed to him by Commonwealth).

         Joseph Wynne may be deemed to beneficially own 94,794 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 14,286 shares of Common Stock issuable upon

                                                             Page 13 of 18 pages

the conversion of Preferred Stock, and (ii) 80,508 shares of Common Stock issuable upon exercise of Agents Warrants (distributed to him by Commonwealth).

         (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                        Number of Shares
         ----                                        ----------------
         Michael S. Falk                             2,132,650 shares
         Keith Rosenbloom                             159, 792 shares
         Basil Ascuitto                                 23,711 shares
         Joseph Wynne                                   94,794 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

         (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 3,416,957 shares of Common Stock beneficially held by Commonwealth.

         (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 19,071,429 shares of Common Stock beneficially held by ComVest.

         (iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 5,714,286 shares of Common Stock beneficially held by RMC.

         (c) As more fully described above, the Bridge Warrants were acquired on June 23, 2000, the Line of Credit Warrants were acquired on July 19, 2000 and August 14, 2000, the Preferred Stock and the Prime Venture Warrants were acquired on August 22, 2000, and the Agents Warrants were acquired on August 22, 2000 and August 29, 2000.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

Item 7.        Material to be Filed as Exhibits.

         (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 14 of 18 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 31, 2000                    Commonwealth Associates, L.P.

                                                 By: Commonwealth Associates
                                                 Management Corp., its general partner


                                                 By: /s/ Joseph P. Wynne
                                                    ----------------------------------
                                                 Name:   Joseph P. Wynne
                                                 Title:  Chief Financial Officer

Dated:   August 31, 2000                    Commonwealth Associates Management Corp.


                                            By: /s/ Joseph P. Wynne
                                               ---------------------------------------
                                            Name:   Joseph P. Wynne
                                            Title:  Chief Financial Officer

Dated:   August 31, 2000                    ComVest Venture Partners LP

                                                 By: ComVest Management, LLC, its general
                                                 partner


                                                 By:     /s/ Michael S. Falk
                                                    ----------------------------------
                                                 Name:   Michael S. Falk
                                                 Title:  Manager

Dated:   August 31, 2000                    ComVest Management, LLC,


                                            By: /s/ Michael S. Falk
                                               ---------------------------------------
                                                    Name:   Michael S. Falk
                                                    Title:  Manager

Dated:   August 31, 2000                    RMC Capital, LLC


                                            By:   /s/ Robert Priddy
                                               ---------------------------------------
                                                    Name:  Robert Priddy
                                                    Title: Manager

                                                             Page 15 of 18 pages


Dated: August 31, 2000                         /s/ Michael S. Falk
                                            ------------------------------------
                                                    Michael S. Falk


Dated: August 31, 2000                         /s/ Robert Priddy
                                             -----------------------------------
                                                    Robert Priddy

                                                             Page 16 of 18 pages


                                  EXHIBIT INDEX


1.       Joint Filing Agreement